March 24, 2026

Vincent LaBarbara
Chief Executive Officer
JDEV Acquisition Corp
The Galleria, 2 Bridge Avenue, Suite 241
Red Bank, New Jersey 07701

       Re: JDEV Acquisition Corp
           Amendment No. 1 to Registration Statement on Form 10-12G Filed March 16, 2026
           File No. 000-56821
Dear Vincent LaBarbara:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-12G
Item 10. Recent Sales of Unregistered Securities, page 13

1. We note your response to prior comment 4. We note that 5,500,000 shares were issued to
       Mr. LaBarbara on November 26, 2025. As previously requested, please revise to provide the disclosure required by Item 701 of Regulation S-K. Please also revise your beneficial ownership table in the section "Security Ownership of Certain Beneficial Owners and
       Management", on page 9, to identify the additional person who received the 1,100,000 shares on December 10, 2025. See Item 403(a) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 24, 2026
Page 2

       Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Joseph M. Lucosky, Esq.